

August 29, 2014

Via E-mail
Stephen J. Foley
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

> **Re: PetroShare Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 13, 2014**
> **CIK No. 0001568079**

Dear Mr. Foley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial Statements

1.   Please note the updating requirements for your financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

Exhibits

2.   We note your response to prior comment 7 and reissue such comment in part. Please refile the asset purchase agreement filed as Exhibit 10.8 to include all missing schedules and exhibits. For example, we note that Schedule 4.1(e) is referenced on page 7 of the agreement, but is not filed. As another example, we note that Exhibit B to the agreement (a form of conveyance and assignment of leases) references a Schedule 2.1(d) that is not filed.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David J. Babiarz, Esq.